Exhibit 99.1

Medicure Announces Preferred Pricing Agreement for Zypitamag™ with the AIDS Drug Assistance Program ("ADAP") Crisis Task Force

WINNIPEG, Oct. 3, 2019 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJD.PK), a cardiovascular pharmaceutical company, is pleased to announce that it has reached a preferred pricing agreement with the AIDS Drug Assistance Program (ADAP) Crisis Task Force for ZYPITAMAGTM (pitavastatin) tablets. The agreement will open access to ZYPITAMAGTM tablets to low income, underinsured and uninsured Americans who qualify for ADAP coverage in states where ZYPITAMAG has been adopted onto the ADAP formulary.

The advent of antiretroviral therapy has led to increased life expectancy in persons living with HIV.1 The rates of various age and therapy-related co-morbidities that were previously not experienced by this population are now increasing.2 Of note, persons living with HIV are at increased risk of developing heart and vascular diseases* and may benefit from treatment of primary hyperlipidemia or mixed dyslipidemia with statins.2

ZYPITAMAG™ may be an advantageous choice for statin therapy in persons living with HIV and dyslipidemia. Unlike some other statins, ZYPITAMAG™ has no contraindications or dose limitations when prescribed in combination with HIV protease inhibitors.3 ZYPITAMAG™ differs from most other statins in that it is only minimally metabolized by the CYP450 family of enzymes. As a result, ZYPITAMAG™ has less likelihood for certain drug-drug interactions and may be particularly suited for patients taking multiple medications.2-4 For more information, please visit https://patient.zypitamag.com/patients-who-may-benefit. Please refer to Important Safety Information below and the full Prescribing Information.

"I am very pleased with the agreement we have reached with the ADAP Crisis Task Force. We launched ZYPITAMAG™, with the goal of increasing patient access to this statin. For many living with HIV, ZYPITAMAG™ may be an appropriate statin of choice in managing their dyslipidemia, and we look forward to the results of the ongoing REPRIEVE study, which is evaluating if the use of pitavastatin can reduce the risk of cardiovascular disease* in adults living with HIV. Overall, this agreement allows our statin therapy greater access to a population who may benefit from it." said Dr. Albert Friesen, Chief Executive Officer for Medicure.

The ADAP Crisis Task Force negotiates reduced drug prices for all ADAP formularies. ADAP formularies provide HIV treatment to low income, uninsured, and underinsured individuals living with HIV/AIDS in all 50 states and the US territories. The ADAP Crisis Task Force was formed in 2002, and is currently comprised of representatives from Arizona, California, Florida, Illinois, Massachusetts, New York, North Carolina, Tennessee, Texas, Virginia, and Washington state HIV/AIDS divisions.

* The effect of ZYPITAMAG™ on cardiovascular morbidity and mortality has not been determined.

Important Safety Information for ZYPITAMAGTM (pitavastatin tablets)

Indications and Usage

Drug therapy should be one component of multiple-risk-factor intervention in individuals who require modifications of their lipid profile. Lipid-altering agents should be used in addition to a diet restricted in saturated fat and cholesterol only when the response to diet and other nonpharmacological measures has been inadequate.

Primary Hyperlipidemia and Mixed Dyslipidemia: Zypitamag™ is indicated as an adjunctive therapy to diet to reduce elevated total cholesterol (TC), low-density lipoprotein cholesterol (LDL-C), apolipoprotein B (Apo B), triglycerides (TG), and to increase high-density lipoprotein cholesterol (HDL-C) in adult patients with primary hyperlipidemia or mixed dyslipidemia.

Limitations of Use: Doses of Zypitamag™ greater than 4 mg once daily were associated with an increased risk for severe myopathy in premarketing clinical studies. Do not exceed 4 mg once daily dosing of Zypitamag™. The effect of Zypitamag™ on cardiovascular morbidity and mortality has not been determined. Zypitamag™ has not been studied in Fredrickson Type I, III, and V dyslipidemias.

CONTRAINDICATIONS

Zypitamag™ is contraindicated in patients with a known hypersensitivity to product components, in patients with active liver disease (which may include unexplained persistent elevations in hepatic transaminase levels), in women who are pregnant or may become pregnant, in nursing mothers or in coadministration with cyclosporine.

WARNINGS & PRECAUTIONS

Skeletal Muscle Effects: Cases of myopathy and rhabdomyolysis with acute renal failure secondary to myoglobinuria have been reported with HMG-CoA reductase inhibitors, including pitavastatin.

  These risks can occur at any dose level, but increase in a dose-dependent manner, with advanced age (≥ 65 years), renal impairment, and inadequately treated hypothyroidism; administer with caution in these patients, or when used concomitantly with fibrates or lipid-modifying doses of niacin, or colchicine. Avoid concomitant administration with gemfibrozil.
  Advise patients to promptly report unexplained and/or persistent muscle pain, tenderness, or weakness, particularly if accompanied by malaise or fever; discontinue Zypitamag™.
  If muscle signs and symptoms persist after discontinuation, this may be a sign of immune-mediated necrotizing myopathy (IMNM), an autoimmune myopathy associated with statin use, requiring immediate medical attention. IMNM is characterized by proximal muscle weakness and elevated serum creatine kinase, which persist despite discontinuation of statin treatment; muscle biopsy showing necrotizing myopathy without significant inflammation; improvement with immunosuppressive agents.
  Zypitamag™ should be discontinued if markedly elevated creatine kinase levels occur or myopathy is diagnosed or suspected.
  Zypitamag™ should also be temporarily withheld in any patient with an acute, serious condition suggestive of myopathy or predisposing to the development of renal failure secondary to rhabdomyolysis (e.g., sepsis, hypotension, dehydration, major surgery, trauma, severe metabolic, endocrine, and electrolyte disorders, or uncontrolled seizures).

Liver Enzyme Abnormalities:

  Persistent elevation in hepatic transaminases can occur. Check liver enzymes before initiating therapy and if signs or symptoms of liver injury occur; advise patients to report fatigue, anorexia, right upper abdominal discomfort, dark urine or jaundice.
  Fatal and non-fatal hepatic failure can occur. Interrupt Zypitamag™ if serious liver injury with clinical symptoms and/or hyperbilirubinemia or jaundice occurs. If an alternate etiology is not found do not restart Zypitamag™.
  Use Zypitamag™ with caution in patients who consume substantial quantities of alcohol and/or have a history of chronic liver disease. Do not use Zypitamag™ if patient has active liver disease, which may include unexplained persistent transaminase elevations.

Endocrine Function:

  Increases in HbA1c and fasting serum glucose levels have been reported.

COMMON ADVERSE REACTIONS

Myalgia, back pain, diarrhea, constipation and pain in extremity (rate ≥ 2% in at least one marketed dose). This is not a complete list of all reported adverse events.

For additional information, refer to full Prescribing Information.

You are encouraged to report negative side effects of prescription drugs to the FDA.

Visit www.FDA.gov/medwatch
or call 1-800-FDA-1088

References

[1]	Smit M et al. Lancet Infect Dis. 2015;15(7):810-818
[2]	Feinstein MJ et al. Circulation. 2019;Jun 3:CIR0000000000000695
[3]	FDA Drug Safety Communication: Interactions between certain HIV or hepatitis C drugs and cholesterol-lowering statin drugs can increase the risk of muscle injury. https://www.fda.gov/drugs/drug-safety-and-availability/fda-drug-safety-communication-interactions-between-certain-hiv-or-hepatitis-c-drugs-and-cholesterol. Accessed May 9, 2019
[4]	Jacobson TA et al. J Clin Lipid. 2016;10(1):211-227

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAGTM (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2018.

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SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/October2019/03/c6669.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 18:00e 03-OCT-19